# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063571

## Reporting persons
- Turker Ali Ehad: type of reporting person: individual (IN); citizenship or place of organization: Albania (B3); does not affirm membership in a group (box b); sole voting power 28,777; shared voting power 0; sole dispositive power 28,777; shared dispositive power 0; aggregate amount beneficially owned 128,777 (0% of the class)

## Item 1. Issuer
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, TEXAS, 76051.

## Item 2. Person Filing
Name of person filing: Ali Ehad Turker
Address of principal business office or, if none, residence: 601 Brickell Key Dr, Suite 700, Miami, FL 33131
Citizenship: Albania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 128777
Percent of class: 0.0288
Sole power to vote or to direct the vote: 28777
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28777
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Turker Ali Ehad: Ali Ehad Turker, Ali Ehad Turker (04/02/2025)